THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NO SALE, HYPOTHECATION, TRANSFER OR OTHER DOSPOSITION OF THIS NOTE (OTHER THAN TO THE ISSUER THEREOF) MAY BE MADE UNLESS EITHER (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

LONE STAR TANK RENTAL INC.

NON-NEGOTIABLE PROMISSORY NOTE

$5,000,000

Waxahachie, Texas
April 7, 2014

FOR VALUE RECEIVED, LONE STAR TANK RENTAL INC., a Delaware corporation (the "Maker"), hereby promises to pay to the order of KHM Rentals, LLC, a Texas limited liability company ("KHM"), and Lone Star Tank Rental LP, a Texas limited partnership ("Lone Star" and with each of KHM and Lone Star, a "Holder" and collectively, the "Holders"), at 113 Corporate Drive Midland, Texas 79705 pursuant to the schedule of payments set forth below in Section 1(a) hereof the principal sum of $5,000,000, or in the case of a prepayment, such portion thereof being prepaid.

Reference is made to that certain Escrow Agreement (the "Escrow Agreement") dated April 7, 2014 (the "Closing Date") among Holders, each of the parties listed in Exhibit A attached thereto (each a "Principal" and collectively, the "Principals"), Lone Star Tank Rental Inc., a Delaware corporation doing business as "Lone Star Liquid Tank Rental, Inc." ("Buyer"), and U.S. Bank National Association, a national banking association, as escrow agent thereunder ("Escrow Agent"). Maker shall deliver this Non-Negotiable Promissory Note (this "Note") to Escrow Agent and shall remit all amounts due under this Note to Escrow Agent so that Escrow Agent may remit payments due under this Note as instructed by Holders.

1. Payments; Interest. Maker promises to pay the principal amount of this Note as follows: (i) on May 7, 2015, $2,500,000 (less any amounts set off or deducted pursuant to Section 10 hereof) and (ii) on May 7, 2016, $2,500,000 less any amounts set off or deducted pursuant to Section 10 hereof).

2. Prepayments. Maker may prepay the unpaid principal balance of this Note at any time. Any prepayment of this Note under this Section 2 shall also include all accrued and unpaid interest on the outstanding principal balance of this Note through and including the date of prepayment.

3. Manner of Payment. Payments of principal, interest and other amounts due under this Note shall be made no later than 5:00 p.m. (Dallas, Texas time) on the date when due and in lawful money of the United States of America (by wire transfer in funds immediately available at the place of payment) to such account as the Holders may designate in writing to the Maker. Any payments received after 5:00 p.m. (Dallas, Texas time) shall be deemed to have been received on the next succeeding business day. Any payments due hereunder which are due on a day which is not a business day shall be payable on the first succeeding business day and such extension of time shall be included in the computation.

4. Maker's Waivers; Assignment and Transfer prohibited. Maker hereby waives presentment for payment, demand, protest, notice of protest notice of intent to accelerate, notice of

acceleration and notice of dishonor hereof, and all other notices of any kind to which it may be entitled under applicable law or otherwise. Holders agree and acknowledge that this Note is non-negotiable and shall not, without the prior written consent of Maker (which consent may be granted or denied in Maker's sole discretion), assign, hypothecate, pledge, mortgage or transfer to one or more persons or legal entities all or any portion of this Note or any portion thereof or any rights hereunder. Upon surrender of this Note at Maker's principal executive office for registration of any such assignment or transfer, accompanied by a duly executed instrument of transfer, Maker shall, at its expense and within ten (10) business days of such surrender, execute and deliver one or more new notes of like tenor in the requested principal denominations and in the name of the assignee or assignees and bearing the legend set forth on the face of this Note, and this Note shall promptly be canceled.

5. Costs of Collection. The Maker agrees to pay all costs and expenses, including the reasonable fees and expenses of any attorneys, accountants and other experts retained by the Holders, which are expended or incurred by the Holders if Maker fails to pay amounts due under this Note within ten (10) business days after the date when due or the enforcement of this Note or the collection of any sums due hereunder whether or not suit is commenced.

6. Extension of Time. Holders, at their option, may extend the time for payment of this Note, postpone the enforcement hereof, or grant any other waiver without affecting Holders' right to recourse against the Borrower, which right is expressly reserved.

7. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

8. WAIVER OF JURY TRIAL. MAKER AND HOLDERS HEREBY WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER PROCEEDING BROUGHT TO RESOLVE ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATING TO THIS NOTE, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION, SUIT OR OTHER PROCEEDING.

9. Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable substantially impair the benefits of the remaining provisions hereof.

10. Set-Off. Maker's obligation to pay amounts owing under this Note is subject to any set off, counterclaim, recoupment, defense, right to indemnity or other right which Maker may have pursuant to that certain Amended and Restated Asset Purchase Agreement dated as of April 4, 2014 (the "Purchase Agreement") among Maker, KHM, Lone Star, each of the members of KHM and each of the limited partners of Lone Star (such members and limited partners, collectively, the "Principals") or under the Transaction Documents (as defined in the Purchase Agreement) against KHM, Lone Star and/or the Principals. In addition to any other right or remedy available to Maker under this Note, Maker may withhold, deduct and set off from this Note any amount which Maker is obligated to indemnify any of the Sellers and/or the Principals pursuant to the Purchase Agreement or the Transaction Documents (as defined in the Purchase Agreement).

11. Headings. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, this Note is executed as of the date first above written.

LONE STAR TANK RENTAL INC.,
a Delaware corporation

By ____________________________________
Name: Christopher A. Wilson
Title: Secretary